Exhibit 99.14(c)(4)

ABRDN U.S. CLOSED-END FUNDS DISTRIBUTION NOTICE

abrdn U.S. Closed-End Funds	abrdn Inc.
Investor Relations	1900 Market Street, Suite 200
1-800-522-5465	Philadelphia, PA 19103
Investor.Relations@abrdn.com

abrdn Income Credit Strategies Fund (ACP)	abrdn Global Dynamic Dividend Fund (AGD)
abrdn Total Dynamic Dividend Fund (AOD)	abrdn Global Premier Properties Fund (AWP)
abrdn Asia-Pacific Income Fund, Inc. (FAX)	abrdn Global Income Fund, Inc. (FCO)
abrdn National Municipal Income Fund (VFL)

Each closed-end fund listed above (each a "Fund" and collectively, the "Funds") announced today that it paid on October 31, 2023, a distribution to all shareholders of record as of October 24, 2023 (ex-dividend date October 23, 2023).

Under U.S. tax rules applicable to the Funds, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Funds’ fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Funds’ estimated sources of the distributions paid this month and for their current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share

Fund Ticker	CUSIP	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains**		Net Realized Long- Term Gains		Return of Capital
ACP	003057106	$0.1000	$0.0730	73%	-	-	-	-	$0.0270	27%
AGD	00302M106	$0.0650	$0.0637	98%	-	-	-	-	$0.0013	2%
AOD	00326L100	$0.0575	$0.0506	88%	-	-	-	-	$0.0069	12%
AWP	00302L108	$0.0400	$0.0096	24%	$0.0004	1%	-	-	$0.0300	75%
FAX	003009107	$0.0275	$0.0151	55%	-	-	-	-	$0.0124	45%
FCO	003013109	$0.0700	$0.0161	23%	-	-	-	-	$0.0539	77%
VFL	24610T108	$0.0325	$0.0325	100%	-	-	-	-	-	-

Estimated Amounts of Fiscal Year to Date Cumulative Distributions per Share

Fund Ticker	CUSIP	Fiscal Year to Date Distribution Amount*	Net Investment Income		Net Realized Short-Term Gains**		Net Realized Long- Term Gains		Return of Capital
ACP	003057106	$1.2000	$0.8760	73%	-	-	-	-	$0.3240	27%
AGD	00302M106	$0.7800	$0.7644	98%	-	-	-	-	$0.0156	2%
AOD	00326L100	$0.6900	$0.6072	88%	-	-	-	-	$0.0828	12%
AWP	00302L108	$0.4800	$0.1152	24%	$0.0048	1%	-	-	$0.3600	75%
FAX	003009107	$0.3300	$0.1815	55%	-	-	-	-	$0.1485	45%
FCO	003013109	$0.8400	$0.1932	23%	-	-	-	-	$0.6468	77%
VFL	24610T108	$0.0325	$0.0325	100%	-	-	-	-	-	-

* ACP, AGD, AOD, AWP, FAX and FCO have a 10/31 fiscal year end. VFL has a 9/30 fiscal year end.

** includes currency gains.

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

As of October 18, 2023, after giving effect to this payment, AWP estimates it has a net deficit of $ 104,618,000.00. A net deficit results when the Fund has net unrealized losses that are in excess of any net realized gains that have not yet been distributed.

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions.

The amounts and sources of distributions reported are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2023 will be made after year- end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, abrdn Asia Limited, abrdn Private Equity (Europe) Limited, and abrdn ETFs Advisors LLC.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.